UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Loral Space & Communications Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

543881106

(CUSIP Number)

Doron Lipshitz, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2005

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 22 Pages

SCHEDULE 13D

CUSIP No.: 291345106	Page 2 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MHR CAPITAL PARTNERS (500) LP (f/k/a MHR Capital Partners LP)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,040,153 0 1,040,153 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,040,153

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No.: 291345106	Page 3 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,179,080 0 1,179,080 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,179,080

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No.: 291345106	Page 4 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MHR INSTITUTIONAL PARTNERS IIA LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	2,413,827 0 2,413,827 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,413,827

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No.: 291345106	Page 5 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MHR INSTITUTIONAL ADVISORS II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	3,371,959 0 3,371,959 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,371,959

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No.: 291345106	Page 6 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MHR INSTITUTIONAL PARTNERS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	2,119,585 0 2,119,585 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,119,585

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No.: 291345106	Page 7 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MHR INSTITUTIONAL ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	2,629,590 0 2,629,590 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,629,590

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No.: 291345106	Page 8 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	7,180,629 0 7,180,629 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,180,629

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.9%

14	TYPE OF REPORTING PERSON (See Instructions) IN; HC

           This Statement on Schedule 13D (this "Statement") relates to shares of common stock, par value $0.01 per share (the "Shares"), of Loral Space & Communications, Inc. (the "Issuer").

Item 1. Security and Interest

           This Statement relates to the Shares. The address of the principal executive office of the Issuer is 600 Third Avenue, New York, New York 10016.

           The Shares described herein were issued by the Issuer on November 21, 2005 (the "Effective Date"), the effective date of the Fourth Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, as modified (the "Plan"), of Loral Space & Communications Ltd., a Bermuda company ("Old Loral"), and certain of its subsidiaries (the "Debtor Subsidiaries" and, collectively with Old Loral, the "Debtors") and are outstanding shares. The amount of Shares beneficially owned by each Reporting Person reported herein is only an estimate of the number of Shares to be received in connection with the Plan, since, as of the date of this Statement, no Shares have yet been distributed to any Reporting Person by the Issuer. However, each Reporting Person is beneficially entitled to receive such Shares in connection with the Plan, which number of Shares has not yet been determined, and it is expected that such final amounts will be known at the time of distribution of the Shares pursuant to the Plan.

Item 2. Identity and Background

           This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

           (i) MHR Capital Partners (500) LP (f/k/a MHR Capital Partners LP) ("Capital Partners (500)");

           (ii) MHR Advisors LLC ("Advisors");

           (iii) MHR Institutional Partners LP ("Institutional Partners");

           (iv) MHR Institutional Advisors LLC ("Institutional Advisors");

           (v) MHR Institutional Partners IIA LP ("Institutional Partners IIA");

           (vi) MHR Institutional Advisors II LLC ("Institutional Advisors II"); and

           (vii) Mark H. Rachesky, M.D. ("Dr. Rachesky").

           This Statement relates to securities held for the accounts of each of Capital Partners (500), MHR Capital Partners (100) LP ("Capital Partners (100)"), MHR Institutional Partners II LP ("Institutional Partners II"), Institutional Partners IIA, Institutional Partners, MHRA LP ("MHRA") and MHRM LP ("MHRM"), each a Delaware limited partnership. Advisors is the general partner of each of Capital Partners (500) and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Capital Partners (500) and Capital Partners (100). Institutional Advisors is the general partner of each of Institutional Partners, MHRM and MHRA, and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Institutional Partners, MHRM and MHRA. Institutional Advisors II is the general partner of each of Institutional Partners II and Institutional Partners IIA, and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Institutional Partners II and Institutional Partners IIA. Dr. Rachesky is the managing member of Advisors, Institutional Advisors and Institutional Advisors II, and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Capital Partners (500), Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners, MHRM and MHRA.

           The Reporting Persons:

           The principal business of each of Capital Partners (500), Institutional Partners IIA and Institutional Partners is investment in securities.

           Advisors is a Delaware limited liability company and the general partner of Capital Partners (500) and Capital Partners (100). The principal business of Advisors is to provide management and advisory services to Capital Partners (500) and Capital Partners (100). Institutional Advisors is a Delaware limited liability company and the general partner of each of Institutional Partners, MHRM and MHRA. The principal business of Institutional Advisors is to provide management and advisory services to each of Institutional Partners, MHRM and MHRA. Institutional Advisors II is a Delaware limited liability company and the general partner of each of Institutional Partners II and Institutional Partners IIA. The principal business of Institutional Advisors II is to provide management and advisory services to each of Institutional Partners II and Institutional Partners IIA. Current information concerning the identity and background of the directors and officers of Advisors, Institutional Advisors and Institutional Advisors II is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

           Dr. Rachesky is the managing member of Advisors, Institutional Advisors and Institutional Advisors II. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

           Each Reporting Person's principal business address is 40 West 57th Street, 24th Floor, New York, N.Y. 10019.

           During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

           On the Effective Date, the Plan became effective under chapter 11 ("Chapter 11") of the United States Bankruptcy Code (the "Bankruptcy Code"). Pursuant to the Plan, on the Effective Date, (1) Old Loral transferred its assets and liabilities not discharged in the Chapter 11 cases to the Issuer and its subsidiaries, and (2) the Debtors underwent certain restructuring transactions contemplated by the Plan and thereupon emerged from Chapter 11 of the Bankruptcy Code.

           Pursuant to the Plan, holders of certain claims against certain of the Debtors became entitled to receive, in exchange for their claims, a pro rata share of the 20,000,000 Shares that were issued by the Issuer on the Effective Date. Holders of certain claims against certain of the Debtors also received on the Effective Date, in exchange for their claims, their pro rata share of shares of Series A 12% Non-Convertible Preferred Stock, $0.01 par value per share ("New Skynet Preferred Stock"), issued by Loral Skynet Corporation, an indirect wholly-owned subsidiary of the Issuer ("New Skynet"). Additionally, holders of certain claims against certain of the Debtors received their pro rata share of rights to purchase an aggregate of $120,000,000 initial principal amount of 14% Cash/PIK Senior Secured Notes due 2015 issued by New Skynet ("New Skynet Notes") in connection with a rights offering under the Plan. In connection with the rights offering, one or more of the affiliates of the Reporting Persons purchased, pursuant to a backstop commitment agreement, additional New Skynet Notes not subscribed for by other holders of rights to purchase the New Skynet Notes. The purchase of all of the New Skynet Notes was consummated concurrently with the consummation of other transactions pursuant to the Plan on the Effective Date.

           The claims owned by the reporting Persons, which were converted in part into Shares upon the Effective Date, were as follows:

•	$1,525,000 of the 12.5% senior discount notes due 2007 issued by a predecessor-in-interest to Loral Orion, Inc.

•	$268,015,000 of the 10% senior notes due 2006 issued by a predecessor in interest to Loral Orion, Inc.

•	$65,960,000 of the 9.5% senior notes due 2006 issued by Old Loral.

           All such claims were acquired by the Reporting Persons in the ordinary course of the Reporting Persons' business. The source of the funds for such acquisitions was the Reporting Persons' working capital.

Item 4. Purpose of Transaction

           All of the Shares reported herein as having been acquired for the accounts of Capital Partners (500), Capital Partners (100), Institutional Partners, Institutional Partners II, Institutional Partners IIA, MHRM and MHRA were acquired for investment purposes. Except as otherwise set forth in this statement, none of the Reporting Persons currently has plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of disposing of or acquiring Shares, or entering into various corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.

           From time to time each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

           New Skynet Notes

           Pursuant to the rights offering under the Plan, and in their role as backstop purchasers under the Plan, on the Effective Date, Capital Partners (500), Capital Partners (100), Institutional Partners II and Institutional Partners IIA, collectively acquired approximately 44% of the $126,000,000 aggregate principal amount of the New Skynet Notes issued on the Effective Date. The Indenture (defined below), pursuant to which the New Skynet Notes were issued, is attached hereto as Exhibit 2 and incorporated herein by reference.

           The New Skynet Notes are governed by the Indenture (the "Indenture"), dated as of the Effective Date, between Loral Skynet and The Bank of New York, in its capacity as Trustee (the "Indenture Trustee"). The New Skynet Notes mature in 2015, subject, in certain instances, to earlier repayment in whole or in part. The New Skynet Notes bear interest at a rate of 14% per annum payable in cash semi-annually, provided that, if the amount of any interest payment would exceed certain thresholds calculated as specified in the Indenture, or under other circumstances, at the determination of the Board of Directors of New Skynet unless two-thirds of the holders of principal amount of the New Skynet Notes duly object, interest will be paid in kind by the issuance of additional New Skynet Notes. The New Skynet Notes are guaranteed by certain subsidiaries of New Skynet. The obligations of New Skynet and the subsidiary guarantors are secured by a first priority lien on certain specified assets of New Skynet and the guarantors pursuant to a Security Agreement (the "Security Agreement"), dated as of the Effective Date, by and between New Skynet and The Bank of New York, as collateral agent and trustee, and a Share Mortgage Agreement (the "Hong Kong Security Agreement"), dated as of the Effective Date, by and among Loral Skynet and the Bank of New York, as collateral agent and trustee. The Security Agreement and the Hong Kong Security Agreement are attached hereto as Exhibit 5 and Exhibit 6, respectively, and are incorporated herein by reference.

           The Indenture contains restrictive covenants that limit, subject to certain exceptions, New Skynet's and its subsidiaries' ability to take certain actions, including restricted payments, incurrence of debt, incurrence of liens, payment of certain dividends or distributions, issuance or sale of capital stock of subsidiaries, sale of assets, affiliate transactions and sale/leaseback and merger transactions. The Indenture contains events of default relating to (1) New Skynet's failure to make payments of principal of or interest on the New Skynet Notes when due (subject to a 30-day grace period in the case of interest payments), (2) New Skynet's failure to purchase any New Skynet Notes when required, (3) New Skynet's failure to comply with certain restrictions contained in the Indenture relating to certain merger and sale transactions, (4) New Skynet's or certain of its subsidiaries' failure to comply with the covenants or agreements of the Indenture or the Security Agreement (subject in most instances to a 30-day grace period), (5) a payment default by New Skynet or certain of its subsidiaries in respect of indebtedness that exceeds $50 million, (6) certain bankruptcy events in respect of New Skynet or certain of its subsidiaries, (7) the entry of a judgments against New Skynet or certain of its subsidiaries in excess of $50 million that remain outstanding for a period of 30 consecutive days, (8) any subsidiary guarantee ceasing to be in full force and effect or being disaffirmed by the subsidiary guarantor, and (9) the Security Agreement or any other collateral documents ceasing to be in full force and effect.

           New Skynet Preferred Stock

           Pursuant to the Plan, on the Effective Date, Capital Partners (500), Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners, MHRM and MHRA collectively acquired approximately 38% of the shares of New Skynet Preferred Stock. Exhibit A to the Restated Certificate of Incorporation of Loral Skynet, pursuant to which the shares of New Skynet Preferred Stock were issued, is attached hereto as Exhibit 3 and incorporated herein by reference.

           On the Effective Date, Loral Skynet issued 1,000,000 shares of New Skynet Preferred Stock. The issued shares have an aggregate liquidation preference of $200,000,000 plus accrued and unpaid dividends and will be distributed to holders of Allowed Claims in Orion Class 4, as such term is used in the Plan. Dividends on the New Skynet Preferred Stock (if not paid or accrued as permitted under certain circumstances) are payable in kind (in additional shares of New Skynet Preferred Stock) if the amount of any dividend payment would exceed certain thresholds calculated as specified in Exhibit A to the Restated Certificate of Incorporation of New Skynet, attached hereto as Exhibit 3. The shares of New Skynet Preferred Stock were issued pursuant to the exemption from the registration requirements of the Securities Act afforded by Section 1145 of the Bankruptcy Code.

           New Skynet may (to the extent that there exist at the time assets or funds of New Skynet legally available therefor in accordance with the Delaware General Corporation Law) at any time and from time to time, at its option, redeem any or all issued and outstanding shares of the New Skynet Preferred Stock by paying, in cash, a redemption price for each share of New Skynet Preferred Stock equal to the sum of (i) the liquidation preference thereon and (ii) an amount equal to the amount, if any, of all unpaid dividends accumulated thereon to the date of actual payment of the redemption price, whether or not such dividends have been declared, but only to the extent that any such accrued and unpaid dividends are not reflected in the liquidation preference.

           Registration Rights Agreement

           On the Effective Date, in connection with and as contemplated by the Plan, the Issuer and New Skynet, on the one hand, and Capital Partners (500), Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners, MHRA and MHRM, on the other hand, entered into a Registration Rights Agreement (the "Registration Rights Agreement"). The Registration Rights Agreement is attached hereto as Exhibit 4 and incorporated herein by reference.

           Pursuant to the Plan, each holder ("Holder") of an Allowed Claim, as that term is used in the Plan, that receives a distribution pursuant to the Plan of ten percent (10%) or greater of any of (i) the Shares, (ii) New Skynet Preferred Stock or (iii) New Skynet Notes (collectively, the "Registrable Securities") received certain registration rights under the Registration Rights Agreement (each such Holder and any future holder of Registrable Securities who becomes a party to the Registration Rights Agreement a "Registration Rights Holder"). Pursuant to the Registration Rights Agreement, in addition to certain piggy-back registration rights granted to the Registration Rights Holders, certain Registration Rights Holders can also demand under certain circumstances that the Registrable Securities be registered under the Securities Act of 1933, as amended (the "Securities Act"), in each case subject to the terms and conditions of the Registration Rights Agreement.

           The Registration Rights Holders (or any group of affiliated Registration Rights Holders) who hold a minimum of 25% of such class of Registrable Securities as of the Effective Date (each, a "Major Holder") may demand the following number of registrations under the Securities Act: (i) three registration statements with respect to Shares, (ii) three registration statements with respect to New Skynet Preferred Stock and (iii) three registration statements with respect to New Skynet Notes, plus an aggregate of two additional registration statements with respect to any class of Registrable Securities. In no event will a Registration Rights Holder have the right to demand more than two registration statements be filed in any twelve-month period with respect to each class of Registrable Securities. Subject to certain exceptions, within thirty days following the issuance by the Issuer's independent public accountants of their audit report covering the Issuer's post-emergence "fresh-start" financial statements, the Issuer is required to file a shelf registration statement with the Securities and Exchange Commission covering the Shares subject to the Registration Rights Agreement. Subject to certain exceptions, following the demand by any Major Holder, New Skynet is required to file a shelf registration statement with the Securities and Exchange Commission covering the New Skynet Preferred Stock or New Skynet Notes subject to the Registration Rights Agreement; provided that New Skynet shall in no event be required to effect more than one shelf registration statement with respect to the New Skynet Preferred Stock and more than one shelf registration statement with respect to the New Skynet Notes. All rights granted under the Registration Rights Agreement shall terminate with respect to any Registration Rights Holder at such time as such Registration Rights Holder ceases to own any Registrable Securities and the entire Registration Rights Agreement shall terminate when all Registration Rights Holders cease to own any Registrable Securities.

           Board of Directors of the Issuer

           Pursuant to the Plan, the statutory committee of unsecured creditors appointed pursuant to Section 1102 of the Bankruptcy Code in the Debtors' reorganization cases (the "Creditors' Committee") designated five of the nine initial directors of Issuer's Board of Directors. Two such designees were nominated and elected to the Issuer's Board of Directors on the Effective Date, one as a Class 1 director and the other as a Class 2 director. The remaining three initial directors, Dr. Rachesky, Hal Goldstein and Sai S. Devabhaktuni, who are affiliates of the Reporting Persons, were nominated and elected to the Issuer's Board of Directors as Class 3 directors on November 23, 2005, pursuant to and as contemplated by the Plan. All such five designees were also nominated and elected, at the same times, as directors of the boards of directors of certain of the Issuer's direct and indirect subsidiaries. An affiliate of the Reporting Persons was the Chairman of the Creditor's Committee and, in such capacity, influenced these directors designations by the Creditors' Committee.

Item 5. Interest in Securities of the Issuer

           According to information provided by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2005 that relates to matters occurring on the Effective Date, the number of Shares outstanding was 20,000,000 as of November 21, 2005.

           (a)     (i) Capital Partners (500) may be deemed the beneficial owner of 1,040,153 Shares (approximately 5.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")).

                     (ii) Capital Partners (100) may be deemed the beneficial owner of 138,927 Shares (approximately 0.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

                     (iii) Advisors may be deemed the beneficial owner of 1,179,080 Shares (approximately 5.9% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 1,040,153 Shares held for the account of Capital Partners (500), and (B) (1) 138,927 Shares held for the account of Capital Partners (100).

                     (iv) Institutional Partners II may be deemed the beneficial owner of 958,132 Shares (approximately 4.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

                     (v) Institutional Partners IIA may be deemed the beneficial owner of 2,413,827 Shares (approximately 12.1% of the total number of Shares outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

                     (vi) Institutional Advisors II may be deemed the beneficial owner of 3,371,959 Shares (approximately 16.9% of the total number of Shares outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 958,132 Shares held for the account of Institutional Partners II, and (B) 2,413,827 Shares held for the account of Institutional Partners IIA.

                     (vii) Institutional Partners may be deemed the beneficial owner of 2,119,585 Shares (approximately 10.6% of the total number of Shares outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

                     (viii) MHRA may be deemed the beneficial owner of 205,073 Shares (approximately 1.0% of the total number of Shares outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

                     (ix) MHRM may be deemed the beneficial owner of 304,932 Shares (approximately 1.5% of the total number of Shares outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

                     (x) Institutional Advisors may be deemed the beneficial owner of 2,629,590 Shares (approximately 13.1% of the total number of Shares outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,119,585 Shares held for the account of Institutional Partners, (B) 205,073 Shares held for the account of MHRA, and (C) 304,932 Shares held for the account of MHRM.

                     (xi) Dr. Rachesky may be deemed the beneficial owner of 7,180,629 Shares (approximately 35.9% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of Dr. Rachesky's position as the managing member of each of Advisors, Institutional Advisors and Institutional Advisors II.

           (b)     (i) Capital Partners (500) may be deemed to have (x) the sole power to direct the disposition of 1,040,153 Shares which may be deemed to be beneficially owned by Capital Partners (500) as described above, and (y) the sole power to direct the voting of 1,040,153 Shares which may be deemed to be beneficially owned by Capital Partners (500) as described above.

                     (ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 138,927 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 138,927 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

                     (iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 1,179,080 Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 1,179,080 Shares which may be deemed to be beneficially owned by Advisors as described above.

                     (iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 958,132 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 958,132 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

                     (v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 2,413,827 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 2,413,827 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

                     (vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 3,371,959 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 3,371,959 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

                     (vii) Institutional Partners may be deemed to have (x) the sole power to direct the disposition of 2,119,585 Shares which may be deemed to be beneficially owned by Institutional Partners as described above, and (y) the sole power to direct the voting of 2,119,585 Shares which may be deemed to be beneficially owned by Institutional Partners as described above.

                     (viii) MHRA may be deemed to have (x) the sole power to direct the disposition of 205,073 Shares which may be deemed to be beneficially owned by MHRA as described above, and (y) the sole power to direct the voting of 205,073 Shares which may be deemed to be beneficially owned by MHRA as described above.

                     (ix) MHRM may be deemed to have (x) the sole power to direct the disposition of 304,932 Shares which may be deemed to be beneficially owned by MHRM as described above, and (y) the sole power to direct the voting of 304,932 Shares which may be deemed to be beneficially owned by MHRM as described above.

                     (x) Institutional Advisors may be deemed to have (x) the sole power to direct the disposition of 2,629,590 Shares which may be deemed to be beneficially owned by Institutional Advisors as described above, and (y) the sole power to direct the voting of 2,629,590 Shares which may be deemed to be beneficially owned by Institutional Advisors as described above.

                     (xi) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 7,180,629 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 7,180,629 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

           (c) Other than as disclosed in Item 3 hereof, there have been no transactions with respect to the Shares in the last 60 days by any of the Reporting Persons.

           (d)     (i) The partners of Capital Partners (500), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (500) in accordance with their partnership interests in Capital Partners (500).

                     (ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

                     (iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

                     (iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

                     (v) The partners of Institutional Partners, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners in accordance with their partnership interests in Institutional Partners.

                     (vi) The partners of MHRA, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRA in accordance with their partnership interests in MHRA.

                     (vii) The partners of MHRM, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRM in accordance with their partnership interests in MHRM.

           (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           The information set forth in Item 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated as of November 30, 2005, by and among Capital Partners (500), Advisors, Institutional Partners IIA, Institutional Advisors II, Institutional Partners, Institutional Advisors and Dr. Rachesky.
2	Indenture in respect of New Skynet's 14% Senior Secured Cash/PIK Notes due 2015 (incorporated by reference to Exhibit 4.1 to Issuer's Current Report on Form 8-K filed on November 23, 2005 that relates to matters occurring on the Effective Date). Exhibits, schedules or similar attachments to this Exhibit have not been filed; upon request, the Reporting Persons will furnish supplementally to the Commission a copy of any such exhibit or schedule.
3	New Skynet's Restated Certificate of Incorporation (incorporated by reference to Exhibit 4.1 to Issuer's Current Report on Form 8-K filed on November 23, 2005 that relates to matters occurring on the Effective Date).
4	Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to Issuer's Current Report on Form 8-K filed on November 23, 2005 that relates to matters occurring on the Effective Date).
5	Security Agreement in respect of Loral Skynet's 14% Senior Secured Cash/PIK Notes due 2015 (incorporated by reference to Exhibit 4.2 to Issuer's Current Report on Form 8-K filed on November 23, 2005 that relates to matters occurring on the Effective Date).
6	Hong Kong Security Agreement in respect of Loral Skynet's 14% Senior Secured Cash/PIK Notes due 2015 (incorporated by reference to Exhibit 4.3 to Issuer's Current Report on Form 8-K filed on November 23, 2005 that relates to matters occurring on the Effective Date).

SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 30, 2005	MHR CAPITAL PARTNERS (500) LP

By:	MHR Advisors LLC, its General Partner

By:	/s/ Hal Goldstein Name: Hal Goldstein Title: Vice President

MHR ADVISORS LLC

By:	/s/ Hal Goldstein Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL PARTNERS IIA LP

By:	MHR Institutional Advisors II LLC, its General Partner

By:	/s/ Hal Goldstein Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

By:	/s/ Hal Goldstein Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL PARTNERS LP

By:	MHR Institutional Advisors LLC, its General Partner

By:	/s/ Hal Goldstein Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL ADVISORS LLC

By:	/s/ Hal Goldstein Name: Hal Goldstein Title: Vice President

MARK H. RACHESKY, M.D.

By:	/s/ Mark H. Rachesky

Annex A

Directors and officers of MHR Advisors LLC, MHR Institutional Advisors LLC and MHR
Institutional Advisors II LLC

Name/Citizenship	Principal Occupation	Business Address

Mark H. Rachesky, M.D. (United States)	Managing Member and Principal	40 West 57th Street 24th Floor New York, NY 10019

Hal Goldstein (United States)	Vice President and Principal	40 West 57th Street 24th Floor New York, NY 10019

Exhibit Index

Exhibit No.	Description
1	Joint Filing Agreement, dated as of November 30, 2005, by and among Capital Partners (500), Advisors, Institutional Partners IIA, Institutional Advisors II, Institutional Partners, Institutional Advisors and Dr. Rachesky.
2	Indenture in respect of New Skynet's 14% Senior Secured Cash/PIK Notes due 2015 (incorporated by reference to Exhibit 4.1 to Issuer's Current Report on Form 8-K filed on November 23, 2005 that relates to matters occurring on the Effective Date). Exhibits, schedules or similar attachments to this Exhibit have not been filed; upon request, the Reporting Persons will furnish supplementally to the Commission a copy of any such exhibit or schedule.
3	New Skynet's Restated Certificate of Incorporation (incorporated by reference to Exhibit 4.1 to Issuer's Current Report on Form 8-K filed on November 23, 2005 that relates to matters occurring on the Effective Date).
4	Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to Issuer's Current Report on Form 8-K filed on November 23, 2005 that relates to matters occurring on the Effective Date).
5	Security Agreement in respect of Loral Skynet's 14% Senior Secured Cash/PIK Notes due 2015 (incorporated by reference to Exhibit 4.2 to Issuer's Current Report on Form 8-K filed on November 23, 2005 that relates to matters occurring on the Effective Date).
6	Hong Kong Security Agreement in respect of Loral Skynet's 14% Senior Secured Cash/PIK Notes due 2015 (incorporated by reference to Exhibit 4.3 to Issuer's Current Report on Form 8-K filed on November 23, 2005 that relates to matters occurring on the Effective Date).